AGRIFORCE GROWING SYSTEMS, LTD.

300 – 2233 Columbia Street

Vancouver, BC, Canada V5Y 0M6

Canada

August 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AgriForce Growing Systems, Ltd.
Registration Statement on Form S-3
File No. 333-266722
WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Please withdraw the acceleration request for the above which was filed on August 11, 2022, to have acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-266722), as amended (the “Registration Statement”), so that it would have become effective at 10:00 a.m. Eastern Time on Monday, August 15, 2022, or as soon as practicable thereafter. The reason for the withdrawal is the Commission’s request on Monday, August 15 that the Company first file its Quarterly Report on 10-Q and file an amendment to the Form S-3 to include the financial statements for the quarter ended June 30, 2022, before requesting acceleration.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this withdrawal of request for acceleration.

Very truly yours,

AGRIFORCE GROWING SYSTEMS, LTD.

/s/ Richard Wong
Richard Wong
Chief Financial Officer